HARD CREEK NICKEL CORPORATION
Form 51-102F6V
Statement of Executive Compensation – Venture Issuers

2.1	Table of compensation excluding compensation securities

Name	Year	Salary,	Bonus	Committee	Value of all	Total
and		Consulting	($)	or Meeting	other	Compensa-
Position		Fee,		Fees ($)	compensation	tion ($)
		Retainer or			($)
		Commission
		($)
Mark	2015	$Nil	$Nil	$Nil	$Nil	$Nil
Jarvis	2014	$Nil	$Nil	$Nil	$Nil	$Nil
President
and CEO
Brian	2015	$19,000	$Nil	$Nil	$Nil	$19,000
Fiddler	2014	$24,000	$Nil	$Nil	$Nil	$24,000
CFO
Leslie	2015	$19,000	$Nil	$Nil	$Nil	$19,000
Young	2014	$24,000	$Nil	$Nil	$Nil	$24,000
Corporate
Secretary

2.2	External management companies

N/A

2.3	Stock options and other compensation securities

Compensation Securities

Name and	Type of	Number of	Date of	Issue,	Closing	Closing	Expiry
Position	Compensation	compensation	issue or	conversion	price of	price of	Date
	Security	securities,	grant	or exercise	security or	security or
		number of		price ($)	underlying	underlying
		underlying			security	security at
		securities and			on date of	year end
		% of class			grant ($)	($)
Mark	Stock Options	80,000	Jan-27-11	$2.50	$2.50	$0.02	Jan-27-16
Jarvis,	Stock Options	40,000	Jan-04-13	$0.50	$0.50	$0.02	Jan-04-18
President
& CEO
Brian	Stock Options	10,000	Jan-27-11	$2.50	$2.50	$0.02	Jan-27-16
Fiddler,	Stock Options	40,000	Jan-04-13	$0.50	$0.50	$0.02	Jan-04-18
CFO
Leslie	Stock Options	10,000	Jan-27-11	$2.50	$2.50	$0.02	Jan-27-16
Young,	Stock Options	40,000	Jan-04-13	$0.50	$0.50	$0.02	Jan-04-18
Corporate
Secretary

Directors:

Name and	Type of	Number of	Date of	Issue,	Closing	Closing	Expiry
Position	Compensation	compensation	issue or	conversion	price of	price of	Date
	Security	securities,	grant	or exercise	security or	security or
		number of		price ($)	underlying	underlying
		underlying			security	security at
		securities and			on date of	year end
		% of class			grant ($)	($)
Lyle	Stock Options	10,000	Jan-27-11	$2.50	$2.50	$0.02	Jan-27-16
Davis,	Stock Options	60,000	Jan-04-13	$0.50	$0.50	$0.02	Jan-04-18
Director
Tom	Stock Options	60,000	Jan-04-13	$0.50	$0.50	$0.02	Jan-04-18
Milner,
Director

Exercise of Compensation Securities by Directors and NEOs – Not Applicable

Name	Type of	Number of	Exercise	Date of	Closing	Difference	Total
and	Compensation	underlying	price per	exercise	price per	between	value on
Position	Security	securities	security		security	exercise	exercise
		exercised	($)		on date	price and	date ($)
					of	closing
					exercise	price on
					($)	date of
exercise
($)

2.4	Stock Option Plans and other incentive plans

STOCK OPTION PLAN

1.	PURPOSE

1.1

The purpose of the Stock Option Plan (the “Plan”) of Hard Creek Nickel Corporation, a British Columbia company (the “Company”), is to advance the interests of the Company by encouraging the directors, officers, employees, consultants and management company employees of the Company to acquire common shares (the “Common Shares”) in the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of their affairs.

1.2

For the purposes of Eligible Employees (as defined below) who are subject to tax in the United States, stock options granted under this Plan that qualify under Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”), are referred to in this Plan as “Incentive Stock Options”. Stock options that do not qualify under Section 422 of the Code are referred to in this Plan as “Non-Qualified Stock Options”. Incentive Stock Options, Non- Qualified Stock Options and stock options granted to non-United States residents under this Plan are referred to collectively as “Options”.

1.3

This Plan will at all times be subject to all legal requirements relating to the administration of stock option plans, if any, under applicable Canadian federal and provincial, and United States federal and state securities laws, the Code, the rules of any applicable stock exchange or stock quotation system, and the rules of any foreign jurisdiction applicable to Options granted to residents therein (collectively, the “Applicable Laws”).

2.	ADMINISTRATION, GRANTING OF OPTIONS AND ELIGIBILITY

2.1

The Plan will be administered by the Board of Directors of the Company or, if appointed, by a special committee of directors appointed from time to time by the Board of Directors of the Company, subject to approval by the Board of Directors of the Company (such committee or, if no such committee is appointed, the Board of Directors of the Company, is hereinafter referred to as the “Committee”) pursuant to rules of procedure fixed by the Board of Directors.

2.2

Each person (an “Optionee”) who is a bona fide “Consultant”, “Consultant Company”, a “Director”, an “Employee” or a “Management Company Employee” in relation to the Company (as those terms are defined in Policy 4.4, “Incentive Stock Options”, of the TSX-V Venture Exchange (the “Exchange”) is eligible to be granted one or more Options.

If and so long as the Common Shares of the Company are registered under Section 12(b) or 12(g) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Board will consider in selecting the Committee and the membership of any Committee, with respect to any persons subject or likely to become subject to Section 16 of the Exchange Act, the provisions regarding:

(a)	“outside directors” as contemplated by Section 162(m) of the Code; and

(b)	“Non-Employee Directors” as contemplated by Rule 16b-3 under the Exchange Act.

2.3

Incentive Stock Options may be granted to any individual who, at the time the Incentive Stock Option is granted, is a Director or Service Provider of the Company or any Related Corporation (as defined below) (“Eligible Employees”) subject to tax in the United States.

2.4

As used in this Plan, the term “Related Corporation” will mean any corporation (other than the Company) that is a “Subsidiary Corporation” of the Company, as that term is defined in Sections 424(e) and 424(f), respectively, of the Code (or any successor provisions) and the regulations thereunder (as amended from time to time).

2.5	As used in this Plan, the term “Service Provider” will be as that term is defined in section 613(b) of Part VI of The Toronto Stock Exchange (“TSX-V”) Company Manual (the “Manual”).

2.6

Non-Qualified Stock Options may be granted to Eligible Employees, consultants, and to such other persons (other than Directors subject to tax in the United States) who are not Eligible Employees as the Committee will select, subject to any Applicable Laws.

2.7

No person will be eligible to receive Options to purchase more than 5% of the issued and outstanding Common Shares (subject to adjustment as set forth in Section 13 of this Plan). The number of Options granted to persons employed in investor relations activities and to consultants is limited to 2% of the issued and outstanding Common Shares. Any person to whom an Option is granted under this Plan is referred to as an “Optionee”. Any person who is the owner of an Option is referred to as a “Holder”.

3.	SHARES SUBJECT TO PLAN

3.1

Subject to adjustment as provided in Section 13 of this Plan, the shares to be offered under the Plan will consist of authorized but unissued Common Shares of the Company. The aggregate number of shares to be delivered upon the exercise of all Options granted under the Plan will not exceed an amount equal to 10% of the issued shares of the Company at the time of any granting of Options (on a non-diluted basis). If any Option granted hereunder will expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto will again be available for the purpose of this Plan.

3.2	No Options will be granted under the Plan if the result at any time would be:

(a)

the number of Common Shares reserved for issuance with respect to options granted to Insiders (as defined under Applicable Laws) would exceed ten percent (10%) of the issued and outstanding Common Shares;

(b)	the issuance to Insiders, within a one year period, would result in a number of Common Shares issued to Insiders exceeding ten percent (10%) of the issued and outstanding Common Shares; or

(c)	the issuance to any one Insider, within a one year period, a number of Common Shares that would exceed five percent (5%) of the issued and outstanding Common Shares.

4.	TERMS AND CONDITIONS OF OPTIONS

4.1	Each Option granted under this Plan will be evidenced by a written agreement approved by the

Committee (the “Agreement”). Agreements may contain such provisions, not inconsistent with this Plan, as the Committee in its discretion may deem advisable. All Options also will comply with the following requirements:

(a)	Number of Shares and Type of Option

Each Agreement will state the number of Common Shares to which it pertains and, for Optionees subject to tax in the United States, whether the Option is intended to be an Incentive Stock Option or a Non-Qualified Stock Option, provided that:

(i)	in the absence of action to the contrary by the Committee in connection with the grant of an Option, all Options will be Non-Qualified Stock Options;

(ii)

the aggregate fair market value (determined at the Date of Grant, as defined below) of the stock with respect to which Incentive Stock Options are exercisable for the first time by an Optionee subject to tax in the United States during any calendar year (granted under this Plan and all other Incentive Stock Option plans of the Company, a Related Corporation or a predecessor company) will not exceed U.S.$100,000, or such other limit as may be prescribed by the Code as it may be amended from time to time (the “Annual Limit”); and

(iii)	any portion of an Option which exceeds the Annual Limit will not be void but rather will be a Non-Qualified Stock Option.

(b)	Date of Grant

Each Agreement will state the date the Committee has deemed to be the effective date of the Option for purposes of this Plan (the “Date of Grant”).

(c)	Option Price

Each Agreement will state the price per Common Share at which it is exercisable. The exercise price of the Common Shares covered by each Option will be determined by the Committee in accordance with Applicable Laws; provided that:

(i)

the per share exercise price for an Incentive Stock Option or any Option granted to a “covered employee” as such term is defined for purposes of Section 162(m) of the Code (“Covered Employee”) will not be less than the closing trading price of the Common Shares on the TSX-V or any stock exchange or quotation system on which the Company’s shares are traded on the last trading day preceding the date on which the Option is granted (or if the Common Shares are not then listed and posted for trading on the TSX-V, on such other stock exchange or quotation system on which the Common Shares are listed and posted for trading as may be selected by the Board of Directors). In the event that the Common Shares are not listed and posted for trading on any stock exchange or other quotation systems, the exercise price will be the fair market value of the Common Shares as determined by the Committee;

(ii)

with respect to Incentive Stock Options granted to greater-than-ten percent (>10%) shareholders of the Company (as determined with reference to Section 424(d) of the Code), the exercise price per share will not be less than one hundred ten percent (110%) of the closing trading price of the Common Shares on the TSX-V on the last trading day preceding the date on which the Option is granted (or if the Common Shares are not then listed and posted for trading on the TSX-V, on such other stock exchange or quotation system on which the Common Shares are listed and posted for trading as may be selected by the Board of Directors). In the event that the Common Shares are not listed and posted for trading on any stock exchange or other quotation systems, the exercise price will be the fair market value of the Common Shares as determined by the Committee;

(iii)

Options granted in substitution for outstanding options of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization involving such other corporation and the Company or any subsidiary of the Company may be granted with an exercise price equal to the exercise price for the substituted option of the other corporation, subject to any adjustment consistent with the terms of the transaction pursuant to which the substitution is to occur; and

(iv)

with respect to Non-Qualified Stock Options, the exercise price per share will be determined by the Committee at the time the Option is granted, but such price will not be less than the closing trading price of the Common Shares on the TSX- V on the last trading day preceding the date on which the Option is granted (or if the Common Shares are not then listed and posted for trading on the TSX-V, on such other stock exchange or quotation system on which the Common Shares are listed and posted for trading as may be selected by the Board of Directors). In the event that the Common Shares are not listed and posted for trading on any stock exchange or other quotation systems, the exercise price will be the fair market value of the Common Shares as determined by the Committee.

The persons described in clauses (i) through (iii), above, will constitute all of the persons who are entitled to receive Incentive Stock Options under this Plan.

(d)	Hold Period

A four (4) month hold period (commencing on the date of the stock option grant) is required for options granted to insiders or granted at any discount to the Market Price.

(e)	Blackout Period

The automatic extension to the expiry date of the stock option plan governed by the plan if such expiry date falls within a period (a “blackout period”) during which the Company prohibits Optionees from exercising their stock options. The following requirements are applicable to any such automatic extension provision:

A.     The blackout period must be formally imposed by the Company pursuant to its internal trading policies as a result of a bona fide existence of undisclosed Material Information. For greater certainty, in the absence of the Company formally imposing a blackout period, the expiry date of any options will not be automatically extended in any circumstances.

B.     The blackout period must expire upon the general disclosure of the undisclosed Material Information. The expiry date of the affected stock options can be extended to no later than ten (10) business days after the expiry of the blackout period.

C.     The automatic extension of the Optionee’s options will not be permitted where the Optionee or the Company is subject to a cease trade order (or similar order under Securities Laws) in respect of the Company’s securities.

(f)	Press Release

A press release is required at the time of the grant for options granted to insiders and Investment Relations service providers.

5.	VESTING

5.1

No Option will be exercisable until it has vested. The Committee may, in its sole discretion, determine the time during which Options will vest and the method of vesting or that no vesting restriction will exist. The vesting of one or more outstanding Options may be accelerated by the Committee at such times and in such amounts as it will determine in its sole discretion.

5.2	If no vesting schedule is specified at the time of grant, the Option will vest as follows:

(a)	on the first anniversary of the Date of Grant, the Option will vest and will become exercisable with respect to 25% of the Common Shares to which it pertains;

(b)	on the second anniversary of the Date of Grant, the Option will vest and will become exercisable with respect to an additional 25% of the Common Shares to which it pertains;

(c)	on the third anniversary of the Date of Grant, the Option will vest and will become exercisable with respect to an additional 25% of the Common Shares to which it pertains; and

(d)	on the fourth anniversary of the Date of Grant, the Option will vest and will become exercisable with respect to the balance of the Common Shares to which it pertains.

5.3	Options issued to Consultants performing Investor Relations activities must vest in stages over 12 months with no more than one quarter (1/4) of the options vesting in any three month period.

6.	MAINTENANCE OF SUFFICIENT CAPITAL

6.1	The Company will at times during the term of the Plan reserve and keep available such numbers of shares as will be sufficient to satisfy the requirements of the Plan.

7.	PARTICIPATION

7.1

The Committee will determine to whom Options will be granted, the terms and provisions of the respective Option agreements, the time or times at which such Options will be granted and the number of shares to be subject to each Option.

7.2

An individual who has been granted an Option may, if he is otherwise eligible, and if permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, be granted an additional Option or Options if the Committee will so determine.

8.	DURATION OF OPERATION

8.1

Each Option and all rights thereunder will be expressed to expire on the date set out in the Agreements and will be subject to earlier termination as provided in Clauses 11 and 12. In the absence of action to the contrary by the Committee in connection with the grant of a particular Option, all Options granted under this Plan will expire five (5) years from the Date of Grant.

9.	OPTION PERIOD, CONSIDERATION AND PAYMENT

9.1

The term of each Option (the “Option Period”) will be a period of time fixed by the Committee, not to exceed the maximum period permitted by any stock exchange or quotation system on which the Common Shares are then listed or other regulatory body having jurisdiction, which maximum period is presently five (5) years from the Date of Grant, provided that the Option Period will be reduced with respect to any Option as provided in Clauses 11 and 12.

9.2	Except as set forth in Clauses 11 and 12, no Option may be exercised unless it has vested and the Optionee is, at the time of such exercise, a director, officer, employee or consultant of the Company.

9.3

The exercise of any Option will be contingent upon receipt by the Company at its head office of a written notice of exercise, specifying the number of shares with respect to which the Option is being exercised, accompanied by cash payment, certified cheque or bank draft (or any other payment mechanism approved by the Committee at the time of exercise) for the full purchase price of such shares with respect to which the Option is exercised and upon the Company being satisfied that any tax withholding obligations associated with such an exercise have been fulfilled.

9.4

No Optionee or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any shares subject to an Option under this Plan unless and until the certificates for such shares are issued to such persons under the terms of the Plan.

10.	SECURITIES REGULATION AND TAX WITHHOLDING

10.1

Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such shares shall comply with all Applicable Laws. The inability of the Company to obtain from any regulatory body the authority deemed by the Company to be necessary for the lawful issuance and sale of any Options or shares under this Plan, or the unavailability of an exemption from registration for the issuance and sale of any shares under this Plan, shall relieve the Company of any liability with respect to the non-issuance or sale of such Options or shares.

10.2

As a condition to the exercise of an Option, the Committee may require the Holder to represent and warrant in writing at the time of such exercise that the shares are being purchased only for investment and without any then-present intention to sell or distribute such shares. At the option of the Committee, a stop-transfer order against such shares may be placed on the stock books and records of the Company, and a legend indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such shares in order to assure an exemption from registration. The Committee may also require such other documentation as may from time to time be necessary to comply with federal, provincial or state securities laws. THE COMPANY HAS NO OBLIGATION TO UNDERTAKE REGISTRATION OF OPTIONS OR THE SHARES OF STOCK ISSUABLE UPON THE EXERCISE OF OPTIONS.

10.3

The Holder shall pay to the Company by certified check or bank money order, promptly upon exercise of an Option or, if later, the date that the amount of such obligations becomes determinable, all applicable federal, state, provincial, local and foreign withholding taxes that the Committee, in its discretion, determines to result upon exercise of an Option or from a transfer or other disposition of Common Shares acquired upon exercise of an Option or otherwise related to an Option or Common Shares acquired in connection with an Option. Upon approval of the Committee, and subject to regulatory approval, a Holder may satisfy such obligation by complying with such payment mechanism approved by the Committee from time to time.

10.4

The issuance, transfer or delivery of certificates representing Common Shares pursuant to the exercise of Options may be delayed, at the discretion of the Committee, until the Committee is satisfied that the applicable requirements of the federal, provincial and state securities laws and the withholding provisions under Applicable Laws have been met and that the Holder has paid or otherwise satisfied any withholding tax obligation as described in Subsection 10.3 above.

11.	CEASING TO BE A DIRECTOR, OFFICER, EMPLOYEE OR CONSULTANT

11.1

If an Optionee will cease to be a director, officer, employee or consultant, as the case may be, of the Company for any reason (other than death), he may, but only within 90 days next succeeding his ceasing to be a director, officer, employee or consultant, exercise his Option to the extent that he was entitled to exercise it at the date of such cessation provided that, in the case of an Optionee who is engaged in investor relations activity on behalf of the Company, the 90 day period referenced herein will be shortened to 30 days, and in the case of an Optionee’s termination of employment or contractual relationship with Hard Creek or a subsidiary of Hard Creek for cause (as determined in the sole discretion of the Committee), in which case the Hard Creek Options will terminate immediately.

11.2

Nothing contained in the Plan, nor in any Option granted pursuant to the Plan, will as such confer upon any Optionee any right with respect to continuance as a director, officer, employee or consultant of the Company or of any affiliate.

12.	DEATH OF AN OPTIONEE

12.1	In the event of the death of an Optionee, the Option previously granted to him will be exercisable only within the 12 months next succeeding such death and then only:

(a)	by the person or persons to whom the Optionee’s rights under the Option will pass by the Optionee’s will or the laws of descent and distribution of the Optionee’s domicile at the time of death; and

(b)	if and to the extent that he was entitled to exercise the Option at the date of his death.

13.	ADJUSTMENTS

13.1

Appropriate adjustments in the number of common shares optioned and in the Option price per share, as regards, Options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares of the Company resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassification of the common shares of the Company, the payment of stock dividends by the Company or other relevant changes in the capital of the Company.

14.	TRANSFERABILITY

14.1

All benefits, rights and Options accruing to the Optionee in accordance with the terms and conditions of the Plan will not be transferable or assignable unless specifically provided herein. During the lifetime of an Optionee any benefits, rights and Options may only be exercised by the Optionee.

15.	AMENDMENT AND TERMINATION OF PLAN

15.1

The Committee may, at any time, suspend or terminate the Plan. The Board of Directors may, subject to such approvals as may be required under the rules of any stock exchange or which the common shares are then listed or other regulatory body having jurisdiction or any applicable securities laws, also at any time amend or revise the terms of the Plan, provided that no such amendment or revision will alter the terms of any Options granted under the Plan prior to such amendment or revision.

15.2

Notwithstanding the foregoing, the events triggering acceleration of vesting of outstanding Options may be modified, expanded or eliminated without the consent of Optionees and the Committee may modify grants to persons who are eligible to receive Options under this Plan who are foreign nationals or employed outside Canada and the United States to recognize differences in local law, tax policy or custom.

15.3	Termination of this Plan will not terminate any Option granted prior to such termination.

16.	NECESSARY APPROVALS

16.1

The ability of the Options to be exercised and the obligation of the Company to issue and deliver shares in accordance with the Plan is subject to any approvals which may be required from the shareholders of the Company, any regulatory authority or stock exchange having jurisdiction over the securities of the Company. So long as it remains a policy of the TSX-V, or such other stock exchange or quotation system on which the Company’s shares are listed and posted for trading, the Company will obtain Disinterested Shareholder approval for any reduction in the exercise price of the Option if the Optionee is an Insider of the Company at the time of the proposed amendment. The terms “Disinterested Shareholder” and “Insider” will have the meanings as defined for those terms in the Applicable Laws. If any shares cannot be issued to the Optionee for whatever reason, the obligation of the Company to issue such shares will terminate and any Option exercise price paid to the Company will be returned to the Optionee.

Shareholder and Exchange approval of the stock option plan is required annually at the

Company’s shareholder meetings.

17.	INDEMNIFICATION OF COMMITTEE

17.1

In addition to all other rights of indemnification they may have as members of the Board of Directors, members of the Committee shall be indemnified by the Company for all reasonable expenses and liabilities of any type or nature, including attorneys’ fees, incurred in connection with any action, suit or proceeding to which they or any of them are a party by reason of, or in connection with, this Plan or any Option granted under this Plan, and against all amounts paid by them in settlement thereof (provided that such settlement is approved by independent legal counsel selected by the Company), except to the extent that such expenses relate to matters for which it is adjudged that such Committee member is liable for wilful misconduct; provided, that within fifteen (15) days after the institution of any such action, suit or proceeding, the Committee member involved therein shall, in writing, notify the Company of such action, suit or proceeding, so that the Company may have the opportunity to make appropriate arrangements to prosecute or defend the same

18.	PRIOR PLANS

18.1	The Plan will entirely replace and supersede any prior share option plans, if any, enacted by the Board of Directors of the Company or its predecessor corporations.

19.	EFFECTIVE DATE OF PLAN

19.1

The Plan has been adopted by the Board of Directors subject to the approval of any stock exchange on which the shares of the Company are to be listed or other regulatory body having jurisdiction and approval of the shareholders and, if so approved, the Plan will become effective upon such approvals being obtained.

2.5	Employment, consulting and management agreements

N/A

2.6	Oversight and description of director and named executive officer compensation

The directors of the Company do not receive any compensation for services rendered in their capacity as a director until such time the Company has sufficient cash reserves. The Board does not have a compensation committee. The compensation of the Company’s executive officers is determined by the Board as a whole and currently have no cash bonus or incentives in place other than the Company’s stock option plan.

	Year	Salary	Share- based awards	Option- based awards	Non-equity incentive plan compensation		Pension value	All other compen- sation	Total compen- sation
Name and principal position	Ending	($)	($)	($)	($)		($)	($)	($)
						Long-
					Annual	term
					incentive	incentive
					plans	plans
Mark Jarvis	12/31/2015	$Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
President and CEO	12/31/2014	$Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Brian Fiddler	12/31/2015	$19,000	Nil	Nil	Nil	Nil	Nil	Nil	$19,000
CFO	12/31/2014	$24,000	Nil	Nil	Nil	Nil	Nil	Nil	$24,000
Leslie Young	12/31/2015	$19,000	Nil	Nil	Nil	Nil	Nil	Nil	$19,000
Corporate Secretary	12/31/2014	$24,000	Nil	Nil	Nil	Nil	Nil	Nil	$24,000

2.7	Pension disclosure

N/A

2.8	Companies reporting in the United States

N/A